

December 12, 2012

Via Email
Ms. Lori Lipcaman
Executive Vice President and Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, PA 19355-2143

> **Re: Vishay Intertechnology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Quarterly Period Ended September 29, 2012**
> **Filed October 30, 2012**
> **File No. 1-07416**

Dear Ms. Lipcaman:

We have reviewed your letter dated November 26, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, Cash, Cash Equivalents and Short-Term Investments, page F-12

1.   Your response notes that the short-term investments consist of time deposits with financial institutions and you believe that these investments are not securities under FASB ASC 320. We note from the definition of debt security referenced in FASB ASC 320-10-05 that a debt security includes any security representing a creditor relationship with an entity. Please explain why you believe your investments are not included in the scope of FASB ASC 320 as debt securities. Refer to FASB ASC 320-10-05 and 10-

15. Also, explain the type of the investments if they are not debt securities and cite the accounting literature upon which you relied.

2. To the extent that these short-term investments are debt securities and accounted for under FASB ASC 320, please tell us how you have classified these investments and why. For example, please explain whether these investments are held-to-maturity investments that are accounted for at amortized cost and, if so, whether the company has the positive intent and ability to hold those securities to maturity. Refer to FASB ASC 320-10-25-1(c) through 25-18.

3. Further, if the short-term investments are debt securities accounted for under FASB ASC 320, you should provide the disclosures required by FASB ASC 320-10-50 in future filings. Please also provide us with a sample of your proposed disclosure.

Form 10-Q for the Quarterly Period Ended September 29, 2012

Note 1. Basis of Presentation, page 12

4. Please tell us how you considered FASB ASC 825-10-50-10 and the adoption of ASU 2011-4 in your disclosures in Note 12 related to your cash and cash equivalents and short-term investments. We note the disclosure on page 34 that these investments approximate their fair values but this disclosure does not appear to meet the requirements of FASB ASC 825-50-10(b) and (d).

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant